CLECO CORPORATION
EXECUTIVE SEVERANCE PLAN

THIS EXECUTIVE SEVERANCE PLAN (the "**Plan**") is adopted and maintained by Cleco Corporation (the "**Company**") to be first effective as set forth below.

1.   Purpose:

This Plan is intended to be a welfare benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), which benefits a select group of key management employees, subject to the terms and conditions set forth herein.

2.   Definitions:

2.1   "**Affiliate**" means a subsidiary or affiliate of the Company, at least 80% of the equity securities of which are owned directly or indirectly by the Company.

2.2   "**Average Bonus**" means the average of a Covered Executive's annual bonus payable under the Company's Annual Incentive Plan, or any successor thereto, during the three whole fiscal years immediately preceding such executive's Separation Date; provided that if a Covered Executive has not been employed by the Company during the three whole fiscal years preceding his or her Separation Date, such average shall be determined with respect to amounts payable during his or her actual period of eligibility.

2.3   "**Base Compensation**" means a Covered Executive's periodic regular rate of pay, determined without regard to any bonus, incentive, equity compensation, fringe benefit or similar amount. "**Annualized Base Compensation**" means the annualized rate of a Covered Executive's Base Compensation in effect immediately prior to the commencement of a Change in Control Period.

2.4   "**Board**" or "**Board of Directors**" means the Board of Directors of the Company.

2.5   "**Change in Control Period**" means the 60-day period preceding and the 24-month period following the consummation of a Change in Control.

2.6   "**Code**" means the Internal Revenue Code of 1986, as amended, including any successor thereto and any regulation or other guidance promulgated thereunder.

2.7   "**Committee**" means the Compensation Committee of the Company's Board of Directors.

2.8   "**Constructive Termination**" means: (a) a material reduction, other than a reduction in pay uniformly applicable to all officers of the Company, in the amount of a Covered Executive's Base Compensation; or (b) a material diminution in a Covered Executive's authority, duties or responsibilities. No event or condition shall constitute a Constructive Termination hereunder unless: (i) a Covered Executive provides to the Committee written notice of his or her objection to such event not later than 60 days after such executive first learns, or should have learned, of such event; (ii) such event is not corrected by the Company promptly after receipt of such notice, but in no event more than 30 days after receipt thereof; and (iii) such executive Separates From Service not more than 15 days following the expiration of the 30-day period described in clause (ii) hereof.

2.9 "**Covered Executive**" means a common law employee of the Employer, provided that he or she: (a) holds the title of "general manager" or above or a substantially equivalent position as determined by the Committee; (b) is designated by the Committee as a Covered Executive hereunder; and (c) is not a party to or covered under an employment or similar agreement, plan or arrangement providing severance or similar separation benefits as of his or her Separation Date.

2.10 "**Employer**" means the Company and the following Affiliates: Cleco Power LLC, Cleco Midstream Resources LLC, and Cleco Support Group LLC.

2.11 "**Good Reason**" means that: (a) a Covered Executive's Base Compensation in effect immediately before the commencement of a Change in Control Period is materially reduced, or there is a material reduction or termination of such executive's rights to any employee benefit in effect immediately prior to such period; (b) a Covered Executive's authority, duties or responsibilities are materially reduced from those in effect immediately before the commencement of a Change in Control Period, or such executive has reasonably determined that, as a result of a change in circumstances that materially affects his or her employment with the Company, he or she is unable to exercise the authority, power, duties and responsibilities assigned to him or her immediately before the commencement of such period; (c) a Covered Executive is required to be away from his or her office in the course of discharging his or her duties and responsibilities significantly more than was required before the commencement of a Change in Control Period; or (d) a Covered Executive is required to transfer to an office or business location that is more than 60 miles from the primary location to which he or she was assigned prior to the commencement of a Change in Control Period. No event or condition shall constitute Good Reason hereunder unless: (i) a Covered Executive provides to the Committee written notice of his or her objection to such event not later than 60 days after such executive first learns, or should have learned, of such event; (ii) such event is not corrected by the Company promptly after receipt of such notice, but in no event more than 30 days after receipt thereof; and (iii) such executive Separates From Service not more than 15 days following the expiration of the 30-day period described in clause (ii) hereof. One or more members of the Committee, as constituted immediately prior to the commencement of a Change in Control Period, shall determine whether any Separation From Service is on account of Good Reason as defined herein.

2.12 "**Participant**" means a Covered Executive who is eligible to receive Severance Benefits hereunder.

2.13 "**Severance Benefits**" means Basic Severance and Change in Control Severance; "**Basic Severance**" means payments and benefits on account of a Participant's Separation from Service, other than during a Change in Control Period; "**Change in Control Severance**" means payments and benefits on account of a Participant's Separation From Service during a Change in Control Period.

2.14 "**Years of Employment**" means a Participant's period of consecutive service with the Employer, determined as of his or her Separation Date, measured in 12-month increments; a partial period of not less than six whole months shall be treated as a full Year of Employment; a partial period of less than six whole months shall be disregarded. If a Participant terminates his or her employment with the Employer and is later rehired, Years of Employment shall be measured from his or her reemployment date.

2.15 **Further Definitions.** The terms "**Cause**," "**Change in Control**," "**Disability**," "**Retirement**," "**Separation Date**" and "**Separation From Service**" shall have the meanings ascribed to them in the Company's 2010 Long-Term Incentive Compensation Plan, as the same may be amended, modified, restated or replaced, from time to time (the "**LTIP**").

3.   Eligibility for Severance Benefits:

3.1   **Qualifying Separation**.   A Covered Executive may be eligible to receive Basic Severance or Change in Control Severance, as the case may be, provided his or her Separation From Service constitutes a Qualifying Separation.   For this purpose, the term "**Qualifying Separation**" shall mean a Separation From Service that:

a.   Is involuntary by the Employer, other than on account of Cause, or is initiated by a Covered Executive on account of Good Reason or Constructive Termination, as the case may be.

b.   With respect to Basic Severance, further: (i) that a Covered Executive's Separation Date does <u>not</u> occur during a Change in Control Period; (ii) that such executive's Separation From Service is <u>not</u> involuntary by the Company on account of poor performance, whether or not constituting Cause; and (iii) if such Qualifying Separation is in connection with a merger, acquisition, sale, transfer, reorganization or restructuring of the Company or any Affiliate or business unit or division thereof, other than a Change in Control, that such executive is not offered another position with the Employer, the acquiring entity or their successors that provides base salary and bonus opportunity substantially equal in the aggregate to his or her then current Base Compensation and bonus opportunity.

c.   With respect to Change in Control Severance, further that a Covered Executive's Qualifying Separation occurs during a Change in Control Period.

3.2   **Waiver, Release and Covenants.**   Upon a Covered Executive's Qualifying Separation, the Committee, or its designee, shall provide to such executive written notice of his or her eligibility for Severance Benefits hereunder; provided, however, that as a condition of the receipt of any such benefits, he or she shall be required to execute and deliver to the Company a Wavier, Release and Covenants substantially in the form attached hereto as Exhibit C, which exhibit may be amended or modified as the Company shall deem necessary or appropriate, from time to time (a "**Release**"). If a Covered Executive fails to timely execute a Release, or such Release does not become irrevocable in accordance with its terms, Severance Benefits shall not be due hereunder.

4.   Terms And Conditions Applicable to Severance Benefits:

4.1   **Benefits.**   Subject to the terms and conditions of payment otherwise set forth herein, Basic Severance shall consist of those cash payments set forth on Exhibit A hereto, the terms of which are incorporated herein by this reference; Change in Control Severance shall consist of those cash payments and benefits set forth on Exhibit B hereto, the terms of which are incorporated herein by reference.

4.2   **Cash Payments.**   Except as provided in Section 4.5 hereof, any Base Compensation Cash Payment, Cash Payment in Lieu of Outplacement, and/or Change in Control Cash Payment, each as described in Exhibit A or B hereto, shall be aggregated and paid in the form of a single-sum as soon as practicable after a Participant's Separation Date, provided that such Participant's Release has then become irrevocable.

4.3   **Medical Benefits.** Medical Benefits hereunder may consist of:

a.   Access to continuation coverage under the Company's group medical plan, which coverage (i) shall be contingent upon each Participant's timely election to continue coverage under such plan within the meaning of Code Section 4980B, and (ii) shall offset any period of continuation coverage otherwise available under applicable law; and/or

b. Cash payments in an amount equal to the full cost of the same type and level of continuation coverage under the Company's group medical plan as elected by such Participant and/or his or her spouse or dependents under Code Section 4980B. Cash payments hereunder shall be made monthly during the period specified in Exhibit A or B hereto, as the case may be, 30 days in arrears.

Access to coverage and/or cash payments hereunder shall cease or be reduced, as the case may be, upon the earlier of the period specified in Exhibit A or B hereto or, if earlier, the date on which such Participant or his or her spouse or dependent becomes eligible for coverage under another employer's group medical plan.

4.4 **Home Purchase and Relocation.** Subject to the provisions of Exhibit B hereto:

a. The Company shall purchase the principal residence occupied by a Participant as of his or her Separation Date (such Participant's "Principal Residence"), provided such Principal Residence is located within 60 miles of the Participant's primary work location, for an amount equal to the greater of (i) the fair market value of such residence as determined by the Company's third party relocation service, or (ii) the purchase price of such residence and the documented cost of any capital improvements made by the Participant, but not more than 120% of such purchase price.

b. The Company shall further pay or reimburse a Participant for the cost of relocation, including the relocation of his or her immediate family and their household goods and other personal property, in accordance with the Company's usual relocation practice, to any location in the continental United States.

Notwithstanding the foregoing, the Company shall not be obligated hereunder, unless: (a) a Participant actually relocates to a new principal residence that is more than 100 miles from his or her Principal Residence, and (b) such Participant submits his or her written request to the Company for the purchase of such Principal Residence hereunder not later than 12 months after his or her Separation Date. In any event, payment hereunder shall be made not later than December 31 of the calendar year following the year in which a Participant's Separation Date occurs.

4.5 **Code Section 409A Compliance.** If a Participant is a "specified employee" within the meaning of Code Section 409A as of his or her Separation Date and any amount or benefit payable or due hereunder is deemed to constitute "deferred compensation" that is subject to the payment restrictions set forth in Code Section 409A, the Company shall delay the payment of all or the affected portion of any such amount or benefit until the first business day of the seventh month following such Participant's Separation Date. Payment shall be made as soon as practicable thereafter, but without liability for interest or loss of investment opportunity. Status as a "specified employee" shall be determined by the Committee in accordance with its generally applicable policies and procedures. For this purpose, each payment or benefit hereunder shall be designated as a separate payment or benefit under the short-term deferral provisions, the exemption for involuntary termination payments, the exemption for in-kind benefits, and the exemption for medical expense reimbursements.

Any payment or benefit hereunder that is deemed "deferred compensation" within the meaning of Code Section 409A and that could be due in one of two years shall be paid in the second such year.

4.6   **Excise Tax Limitation.** If any payment or benefit made or provided to a Participant by the Company or an Affiliate, is subject to the excise tax imposed under Code Section 4999 or similar tax or penalty, then such payment or benefit, including Severance Benefits hereunder, shall be reduced to the minimum extent necessary to avoid the imposition of such tax by reducing cash payments hereunder. The amount of any such reduction shall be determined by a nationally recognized public accounting firm retained by the Company, as soon as practicable following a Participant's Separation Date. All fees and expenses of such accounting firm shall be borne by the Company. The Company and any affected Participant shall promptly furnish to such accounting firm such information as may be reasonably required to calculate any reduction hereunder. Such accounting firm shall provide a written determination of such reduction, together with detailed supporting calculations to the Company and the Participant, which shall be binding upon such parties.

5.   Other Benefits:

5.1   **Annual Incentive Plan.** In addition to any Severance Benefits hereunder, each Participant shall receive under the Company's Annual Incentive Plan, or any successor thereto, an annual incentive for the Company's fiscal year in which his or her Separation Date occurs, which:

a.   With respect to Basic Severance, shall be (i) determined in accordance with the terms of such plan, (ii) prorated to reflect his or her period of service during such year, and (iii) paid at the time such incentives are customarily paid.

b.   With respect to Change in Control Severance, shall be (i) determined as such Participant's target incentive for such year, (ii) prorated to reflect his or her period of service during such year, and (iii) paid at the time or times determined in accordance with Section 4.2 hereof.

5.2   **Long-Term Incentive Compensation Plan.** Each Participant shall receive, in addition to any Severance Benefits hereunder, all rights and benefits to which he or she may be entitled under the LTIP, including any predecessor thereto; the terms and conditions of such plan and any individual grant or award thereunder shall govern the rights and benefits afforded to each Participant therein.

5.3   **Business Expenses.** The Company shall reimburse a Covered Executive for any reasonable and necessary business expenses incurred but not yet reimbursed as of his or her Separation Date, provided that the expenses are otherwise reimbursable under the Company's standard reimbursement policy and that any request for reimbursement is made and documented in accordance with the Company's standard practices.

5.4   **Other Plans, Policies and Arrangements.** Except as expressly provided herein, nothing contained in this Plan is intended to impair or diminish any benefit or right accrued and vested as of a Covered Executive's Separation Date under a separate employee benefit plan or program maintained by the Employer, which shall be administered and paid in accordance with its terms; provided, however that as a condition of the receipt of a benefit hereunder, a Participant shall be deemed to have waived and forfeited any right to receive termination, separation or severance benefits, whether payable under the terms of an employment or similar arrangement with the Company or an Affiliate or under a separate severance pay plan, policy or program maintained by the Company or an Affiliate.

6.   Administration and Claims:

6.1   **Administration.** The Committee shall administer this Plan, in its discretion. Among other things, it shall determine the position or title of each Participant as of his or her Separation Date, whether the conditions applicable to the receipt of any Severance Benefits hereunder have been satisfied, and the amount or form of Severance Benefits payable hereunder. The Committee may adopt rules and procedures and interpret the Plan and any form or document related to the Plan, including the resolution of uncertainty created by any conflict, ambiguity or omission contained in the Plan and/or its related forms and documents. The Committee may delegate to the appropriate officers and employees of the Company one or more of its duties and obligations hereunder.

6.2 **Claims.** The Committee or its designee shall furnish each Covered Executive with any necessary documents to claim Severance Benefits hereunder at the time of his or her Separation From Service, or as soon as practicable thereafter.

If a Covered Executive believes he or she is eligible to receive Severance Benefits, or that the amount of any such benefit has not been correctly determined, such executive may file a written claim with the Committee through the Company's Human Resources Department. Such claim shall identify the amount in controversy, include a description of the circumstances and provisions of the Plan supporting the claim, and include any documents or other evidence that supports payment of the disputed amount.

The Committee shall respond, in writing, within 90 days following the receipt of such claim. If the claim is denied, in whole or in part, the response shall include the reasons why the claim is denied and identify the Plan provisions and employment records upon which the denial is based. A denial hereunder can be appealed by providing written notice to the Company's Human Resources Department not later than 60 days after the denial is received. A Covered Executive may request copies of any documents in the possession of the Employer relevant to the determination of his or her Severance Benefits, such as salary history, promotion records and a copy of the Plan. The Committee shall provide to the Covered Executive written notice of its disposition not later than 60 days after the appeal is received.

If a Covered Executive fails to file a claim within 12 months after his or her Separation Date, his or her Severance Benefits paid hereunder, if any, shall be deemed final and correct. If a Covered Executive fails to appeal a claim within the time provided herein, the initial determination of the Committee shall be deemed final and binding on all persons claiming an interest or right in such benefit.

7. **General Provisions:**

7.1 **Spendthrift Provision.** Severance Benefits hereunder are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge. Any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge such benefit will be void and given no effect. Any benefit payable under the terms of the Plan shall not be subject to attachment or legal process, and any such action shall not be recognized by the Employer.

7.2 **Employment Rights.** Participation in the Plan is not an employment agreement; nothing contained herein is intended to provide a Covered Executive the right to be retained in the employ of the Employer, absent a written agreement to the contrary.

7.3 **Amendment or Termination.** Except as provided herein, the Company has no obligation to maintain the Plan for any particular length of time; the Committee possesses the right, at any time, to amend or terminate this Plan, in whole or in part, by providing 30 days prior written notice to each Covered Executive hereunder. Notwithstanding the foregoing: (a) no amendment or termination shall impair any Severance Benefits due with respect to a Qualifying Separation that occurs before the adoption or effective date of any such amendment or termination; and (b) no amendment shall materially adversely affect the rights or benefits of any Covered Executive hereunder during a Change in Control Period without his or her prior written consent.

Nothing contained herein shall be deemed to amend any plan, policy or program maintained by the Employer, or to prohibit the amendment, modification or termination of any plan, policy or program maintained by the Employer, including but not limited to the group medical plan, which shall be at the discretion of the Employer in accordance with the provisions of any such plan.

7.4   **Coordination with WARN.** Severance Benefits payable hereunder shall reduce any amount required to be paid under the Worker Adjustment and Retraining Notification Act.

7.5   **Successors; Binding Plan.** This Plan is binding upon the Company and any successor to the Company, whether by purchase, merger, consolidation or otherwise. This Plan shall inure to the benefit of each Covered Executive, including his or her personal or legal representatives, and executors or heirs. If a Participant dies while Severance Benefits remain payable hereunder, the remaining amount shall be paid to his or her surviving spouse or estate.

7.6   **Governing Law.** The Plan is governed by federal law to the extent applicable, and to the extent not applicable, by the internal laws of the State of Louisiana.

7.7   **General Assets.** Benefits payable from the Plan are solely from the general assets of the Employer. The Employer has not established a trust or earmarked any asset to pay benefits, and it has not acquired any form of insurance to fund any benefit hereunder.

7.8   **Taxes.** As a condition of any payment hereunder, the Company shall withhold any federal, state or local taxes required by law to be withheld.

7.9   **Attorneys' Fees.** In the event any dispute in connection with this Plan arises with respect to the payment of Severance Benefits hereunder, all costs, fees and expenses, including attorneys' fees, of any legal action in connection with such matters shall be borne by the Company, provided that a Covered Executive prevails on at least one material issue.

7.10   **Arbitration.** As a condition of the receipt of Severance Benefits under the Plan, any dispute or controversy that arises hereunder and after the Plan's claims procedures are exhausted, shall be resolved by arbitration. Any arbitration proceeding shall be conducted in accordance with the employment rules of the American Arbitration Association ("AAA"). Any dispute or claim shall be presented to a single arbitrator selected by the mutual agreement of the parties (or the arbitrator will be selected in accordance with the rules of the AAA). All determinations of the arbitrator will be final and binding. Each party to the arbitration proceeding will bear its own costs in connection with the proceedings, except that the costs and expenses of the arbitrator will be divided evenly between the parties. The venue for any arbitration proceeding and for any judicial proceeding related to this arbitration provision (including a judicial proceeding to enforce this provision) will be in Pineville, Louisiana.

THIS EXECUTIVE SEVERANCE PLAN was approved by the Board of Directors of Cleco Corporation on October 28, 2011, to be effective as of such date.

CLECO CORPORATION

.

EXHIBIT A
BASIC SEVERANCE BENEFITS

BASIC SEVERANCE BENEFITS			
Title	**Base Compensation Cash Payment**	**Cash Payment in Lieu of Outplacement**	**Medical Benefits/Payments**
General Manager	Minimum Benefit: 26 weeks of Base Compensation Additional one month for each YOE Maximum Benefit: 52 weeks of Base Compensation	$10,000	Cash payments for a maximum period equal to the number of whole months of Base Compensation Cash Payment
Vice President	Minimum Benefit: 32 weeks of Base Compensation Additional one month for each YOE Maximum Benefit: 52 weeks of Base Compensation	$20,000	Cash payments for a maximum period equal to the number of whole months of Base Compensation Cash Payment
Senior Vice President	52 weeks of Base Compensation	$25,000	Cash payments for a maximum period of 18 months
Executive Vice President or above	52 weeks of Base Compensation	$50,000	Cash payments for a maximum period of 18 months

EXHIBIT B
CHANGE IN CONTROL SEVERANCE BENEFITS

CHANGE IN CONTROL SEVERANCE BENEFITS			
Title	**Change in Control Cash Payment**	**Home Purchase/ Relocation**	**Medical Benefits/Payments**
General Manager	1 X the sum of Annualized Base Compensation and Average Bonus	NA	Cash payments for a maximum period of 12 months
Vice President	2 X the sum of Annualized Base Compensation and Average Bonus	Available	Cash payments and coverage for a maximum period of 24 months
Senior Vice President or above	2 X the sum of Annualized Base Compensation and Average Bonus	Available	Cash payments and coverage for a maximum period of 24 months

EXHIBIT C
FORM OF WAIVER, RELEASE AND COVENANTS

Separation Date: [TO COME]

Notice Date: [TO COME]

Name of Executive: _____

          THIS WAIVER, RELEASE AND COVENANTS (the "**Release**") is made by the Executive named above ("**Executive**") in consideration and as a condition of the receipt of Separation Benefits more fully described in that certain Executive Severance Plan (the "**Plan**") adopted by Cleco Corporation (the "**Company**") and effective as of **[DATE]**, the sufficiency of which is hereby acknowledged. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Plan.

          1.   **Acknowledgements:** Executive understands that signing this Release is an important legal act; in connection with such execution, Executive:

      a.   Acknowledges that he or she has been advised to consult an attorney before signing this Release and that Executive has done so.

      b.   Agrees that this Release shall not be signed and dated prior to his or her Separation Date (above) or after the period described in subsection c hereof.

      c.   Understands that he or she has 21 calendar days after the later of his or her Separation Date or Notice Date (above) to consider whether to sign this Release, without alteration, and return it to the Company by first class mail or by hand delivery, and that if he or she executes and delivers this Release before the expiration of the 21-day period, Executive will be deemed to have waived the balance of the period. Executive agrees that any negotiation or modification of this Release shall not extend such 21-day period.

      d.   Acknowledges that he or she has been given an opportunity to review this Release, that he or she fully understands its provisions, and that he or she has voluntarily entered into this Release.

      e.   Understands that he or she may revoke this Release by providing written notice to the Company by hand delivery or by U.S. mail, postage prepaid, during the seven-day period following its execution; thereafter, this Release shall be irrevocable. Executive acknowledges that if he or she revokes this Release, the Company shall have no obligation to provide Severance Benefits under the Plan.

      f.   Acknowledges that the payments described in the Plan are voluntary on the part of the Company and are not required by any legal obligation of the Company, other than under the terms of the Plan and this Release.

          2.   **Release.** By execution below, Executive irrevocably and completely releases the Company and its Affiliates, including their predecessors and successors, and each of their directors and officers, employees, representatives, agents, and employee benefit plans, policies and arrangements, and the fiduciaries and agents of said plans, policies and arrangements from any and all claims, demands, actions, liabilities, expenses, benefits, payments, promises, agreements, costs, damages, and causes of action, whether known or unknown, suspected or unsuspected, arising in law or in equity, that arise out of or are related in any way to Executive's employment with the Company, including his or her separation therefrom, including without limitation, any and all claims and causes under: Title VII of the Civil Rights Act of 1964, as amended by the Civil Rights Act of 1991; the Civil Rights Act of 1966; the Civil Rights Act of 1866; the Age Discrimination in Employment Act of 1967, as amended; the Older Workers Benefit Protection Act of 1990, as amended; the Americans with Disabilities Act of 1990, as amended; the Employee Retirement Income Security Act of 1974, as amended; the Family and Medical Leave Act of 1993, as amended; any claims of breach of contract, tort, defamation, slander, emotional distress or wrongful termination; and any other claims, whether arising under state or federal statutory or common law, including federal securities laws.

Notwithstanding the generality of the foregoing provisions of this Section 2, Executive does <u>not</u> waive or release: any right or claim arising after the date on which Executive executes this Release; ordinary claims for benefits accrued and vested or due as of his or her Separation Date under any benefit plan subject to ERISA or other benefit plan or arrangement or equity compensation plan sponsored and maintained by the Company or its Affiliates; any claim for compensation accrued and payable under applicable law; and any right to indemnification that Executive may possess as an employee of the Company, including its Affiliates, to the fullest extent provided under the indemnification and insurance arrangements of the Company.

Nothing contained herein shall be deemed to prevent Executive from filing a charge or complaint, including a challenge to the validity of this Release, with the Equal Employment Opportunity Commission ("**EEOC**"), or from participating in any investigation or proceeding conducted by the EEOC; provided that Executive understands and agrees that he or she shall not be entitled to any damages or other type or form of award relating to any event that occurred prior to his or her execution of this Release.

3.   **Restrictive Covenants:** Executive acknowledges that the payments described in the Plan constitute consideration for the covenants set forth in this Section 3, the adequacy of which is hereby acknowledged.

3.1   **Confidential Information.** Executive recognizes and acknowledges that prior to his or her Separation Date he or she shall have accessed and used confidential, proprietary, non-public information concerning the Company and its Affiliates, which may include, without limitation: (a) books and records relating to operations, finance, accounting, personnel and management; (b) cost, price, rate and volume data, future price, rate and trading plans, and test data; (c) product design and development; (d) records, computer software, customer lists, information obtained on competitors, and sales tactics; and (e) various other non-public trade or business information, including business opportunities, potential acquisitions, marketing, business diversification plans, acquisitions, strategic plans, methods and processes, and financial data and the like (collectively, the "**Confidential Information**"). Executive agrees that he or she shall not at any time make any independent use of, or disclose to any other person or organization (except as authorized by the Company or pursuant to law, court order or administrative process with subpoena powers), any Confidential Information.

3.2   **Non-Solicitation.** Executive agrees that during the two-year period following his or her Separation Date, he or she shall not, directly or indirectly, whether for his or her own benefit or on behalf of another:

a.   Hire or offer to hire any of the Company's officers, employees or agents;

       b.   Persuade, or attempt to persuade, any officer, employee or agent of the Company to discontinue any relationship with the Company; or

       c.   Solicit or divert or attempt to divert any customer or supplier of the Company then doing business in the Restricted Area.

For this purpose, the term "Restricted Area" shall mean the following parishes in the State of Louisiana: Acadia, Allen, Avoyelles, Beauregard, Calcasieu, Catahoula, DeSoto, Evangeline, Grant, Iberia, Jefferson Davis, Lafayette, Natchitoches, Rapides, Red River, Sabine, St. Landry, St. Martin, St. Mary, St. Tammany, Vernon and Washington.

3.3   **Business Reputation.** Executive agrees that he or she shall refrain from performing any act, engaging in any conduct or course of action or making or publishing an adverse, untrue or misleading statement which has or may reasonably have the effect of demeaning the name or business reputation of the Company or which adversely affects (or may reasonably adversely affect) the best interests, economic or otherwise, of the Company, unless required by law or pursuant to court order or administrative process with subpoena power.

3.4   **Remedies.** Executive agrees that in the event of his or her material breach of this Release, including any covenant contained herein, in addition to any other legal or equitable remedy, the Company shall be entitled to recover any payments made under the Plan, or to cease further payments and benefits thereunder, subject to any restrictions on such recovery or as may be imposed under applicable law or as may be required to ensure that this Release is and remains valid and enforceable.

In the event of a breach or threatened breach by Executive of the covenants set forth in Section 3 hereof, Executive agrees that the Company shall further be entitled to a temporary restraining order or a preliminary injunction, which may be obtained by means of a judicial proceeding without the posting of bond in connection therewith. Executive further acknowledges that the Company shall have no further obligation to provide any payment or benefit, whether due to Executive or his or her estate, spouse or dependents, under the Plan following such breach or threatened breach.

3.5   **Restrictions Reasonable; Severable; Reformation Permitted.** Executive agrees that each of the covenants set forth in this Section 3 is intended to constitute a separate provision. Accordingly, should any such covenant be declared invalid or unenforceable, such covenant shall be deemed severable from and shall not affect the remainder thereof. Executive further agrees that the restrictions set forth in Section 3.2 hereof are reasonable in both time and geographic scope; should a court or arbitrator determine that any restriction set forth herein is unenforceable, such court or arbitrator may reform such restriction to the extent necessary to provide for its enforcement under applicable law.

4.   **General.** Executive acknowledges and agrees that the provisions of Section 7 of the Plan shall be deemed incorporated herein by this reference, including, but not limited to those provisions requiring the arbitration of disputes thereunder.

EXECUTIVE: **WITNESS:**

    /s/ Jeffrey W. Hall   By: /s/ Judy P. Miller

Date: 10-28-2011   Date: 10-28-2011